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                                 (CANWEST LOGO)

For Immediate Release
March 28, 2006

         CANWEST'S AUSTRALIAN OPERATIONS REPORT FIRST HALF 2006 RESULTS

   TEN's EBITDA margins make it Australia's most profitable television network

WINNIPEG - CanWest Global Communications Corp. announced today that The TEN Group Pty Limited (TEN), which owns CanWest's Australian television and out-of-home advertising operations, reported consolidated revenues of A$464 million for the six months ended February 28, 2006, a decrease of 6% compared to the same period in the prior year. TEN's consolidated EBITDA for the six months ended February 28, 2006 was A$170 million compared to consolidated EBITDA of A$208 million for the same period in the prior year.

TEN's television operations for the first half of the fiscal year recorded revenues of A$401 million compared to A$434 million for the same period in the prior year. TEN's television EBITDA was A$156 million for the six months ended February 28, 2006 compared to A$194 million in the prior year. Eye Corp. generated EBITDA of A$15 million, a slight increase year-over-year, on a 9% increase in revenues for the six months ended February 28, 2006.

For the quarter ended February 28, 2006, TEN reported revenues of A$169 million compared to A$190 million for the prior year. Consolidated EBITDA for the quarter was A$43 million compared to A$67 million in the prior year.

Nick Falloon, TEN's Executive Chairman, said that "Despite challenging market and business conditions, including the impact of major sporting events at the start of 2006, a very competitive ratings environment and a softer revenue market, the Company delivered a 39% television EBITDA margin. In light of the revenue results in the first half of the year, the Company is lowering television cost increases for the full year to approximately 4%, down from the previous estimate of 5%. Eye Corp. continues to invest in expanding its portfolio and Eye Drive was recently awarded the New South Wales' Roads and Traffic Authority contract, representing an important component of roadside large format signage in greater metropolitan Sydney."

TEN's programming strategy of consistently providing programming to its target demographic of 16 to 39 year old Australians, resulted in TEN increasing its audience share by 6% year-over-year for the four week period ending March 11, 2006 in its target demographic. This share performance comes before the full launch of the strongest part of TEN's schedule, featuring programs such as Australian Football League, Big Brother and Australian Idol.

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Tom Strike, President, CanWest MediaWorks International, said "TEN is outstripping its rivals to remain Australia's most profitable television business. TEN continues to strengthen its market position with the successful renegotiation of the Australian Football League contract for the 2007-2011 seasons, announced in January, and with 20th Century Fox Television awarding TEN a long term program supply agreement commencing in July 2007. Eye Corp. continues to deliver strong revenue performance with increases of 10% in the quarter. Development and tender costs for new projects will be an ongoing feature in Eye Corp's results, as it seeks to fully capitalize on opportunities to expand in Australia and around the world. Adjusting for tender and development costs, Eye Corp.'s margins on a year-to-date basis are comparable to the corresponding period last year and remain the best in the sector. Both CanWest and TEN are supportive of the Australian Government's commitment to relaxing cross-media ownership and foreign investment regulations in the sector. We are also pleased that the government will not consider licensing a fourth commercial free-to-air television network until at least 2010."

These results are in accordance with Australian Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest.

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada's largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.

For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841